PERSONAL & CONFIDENTIAL                                         Exhibit 10(v)



December 10, 1993






Dear Don:

On behalf of Red, Joe and Hal we appreciate your joining us in Montgomery for a brief visit today. Obviously, our evaluation of you and your skills in relation to our company leads us to believe that you could make significant contributions to our efforts and that you and Judy would quickly become an integral part of our team.

Confirming our conversations of earlier today, I'd like to summarize the specifics of our employment offer:

     1. You would be appointed President of the Forestry & Industrial Equipment Division of Blount, Inc. as outlined in the position description and subsequent conversations we have shared. Hopefully, you could assume these duties devoting your full time to the affairs of the Company as soon as convenient.

     2. Your initial base salary will be $250,000 per year paid semi-monthly. You would participate in our Management Incentive Bonus Program; your target bonus would be 45% of annual salary. The target bonus is subject to increases or decreases depending upon the Company's attainment of specific objectives as well as your individual performance. For fiscal 1995 and fiscal 1996 you will be guaranteed a minimum bonus of not less than $100,000. Bonuses are normally paid in April of each year.

     3. You would participate in all of the Company's standard benefit programs. These provide first-day coverage for medical, life, dental insurance and our Exec-U-Care program. The one-year waiting period for our Long-Term Disability Program will be waived in your instance. Our group term life insurance coverage is equal to 2 times base salary, thus, on your first
          day of employment you would have   $500,000 in group term
          insurance plus an equal amount for accidental death. In addition, we carry a $250,000 accidental death benefit for each employee traveling on company business. You will be covered by Blount's Pension and 401(k) Plans upon the eligibility requirements under each plan. You will be granted three weeks vacation beginning with your first year of employment. A summary plan description booklet has been provided to you by Joe McInnes which further details these plans and programs.
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     4.   You will be provided options for 30,000 shares of Blount A stock which will vest over a three year period, subject to IRS limitations. These shares will be awarded under our Incentive Stock Option Plan and will be granted upon the commencement of your employment. The option price will be the average of the high and low price of Blount A stock on the date the options are issued. A copy of Blount's Incentive Stock Option Plan will be sent to you under separate cover. In addition, Blount will make a one time payment to you for the value of the unvested shares of Hanson which you will forfeit as a result of your leaving your current employer. You will need to supply us with documentation, within 90 days of employment, for the actual calculation and payment of your forfeited value.

     5. You will be offered participation in Blount's Executive Life Insurance Program which provides a $250,000 whole life policy paid up at age 65. This is in addition to our group insurance coverage and is only provided to senior management of Blount, Inc. Upon the later of age 65 or your retirement from Blount, Inc., the company will transfer the ownership of this policy to you.

     6. We will design a Supplemental Executive Retirement Program for you which will provide a benefit equal to what you would have earned at Grove if you worked at Grove until age 65, but we will use your earnings from Blount as applicable. You will also earn two years credited service (one from the Blount plan and one from the SERP) for each year of service at Blount until age 65. A separate plan document will be developed for you by Joe McInnes to set out the specifics of this Supplemental Executive Retirement Plan.

     7. We will provide you an automobile under our standard automobile policy. Included will be all fuel, maintenance and operating expenses. A copy of the automobile policy will be sent to you under separate cover by Joe McInnes.

     8. We will provide membership in either the Owatonna Country Club or another similar club of your choice in the Owatonna area. Membership will include initiation fees and dues for you and your family. The country club membership may take time due to possible waiting lists; however, we will work to circumvent the normal waiting period in regard to your membership if applicable. Luncheon club privileges will also be provided under our executive program.

     9. We will provide a furnished townhouse or apartment for your utilization for a period of 90 days or until you are permanently relocated to Owatonna, whichever occurs first. We will provide an interest-free bridge loan, if necessary, for a period of six months for the acquisition of a home in Owatonna
          and we will assist in disposing of your Hagerstown home.   We
          will also provide for the packing, moving, and unpacking and/or storage of your household goods included in the move from Hagerstown to Owatonna. In anticipation of miscellaneous moving expenses not otherwise covered, we would provide a payment of one month compensation to take care of these
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          incidentals.  This payment would be made coincident with the arrival of your household goods in Owatonna. Moving expenses we reimburse which are taxable by IRS regulations will be "grossed-up" by Blount to hold you harmless for any tax consequences of such expenses.

    10. This entire agreement shall be for a 36 month period and will be extended one day for each day worked until you attain age
          62. If your employment is terminated by Blount for any reason except for cause ( as defined below), Blount will continue to pay your base salary for 18 months after such termination offset by any salary earned in subsequent employment during the 18 month payment period. During any severance period you would be provided office space, secretarial assistance and related expenses if deemed necessary by Blount. Termination for cause shall include, but shall not be limited to, the following conduct:

               (1) Any act that is materially contrary to the best interests of the Company or its affiliated entities including fraud, conviction of a felony or gross malfeasance.

               (2) Willful and continued failure by you to devote your full business time and efforts to the business affairs of the Company, except that you may serve as a director of other corporations if such service involves no conflict of interest, is within reasonable time commitments, and permission to do so is obtained from the President of Blount, Inc.

    11. In addition to the above, we will provide for annual physical examinations and can refer you to a consultant for personal financial planning.

    12. Upon the termination or expiration of your employment under this Agreement, you shall not enter into or engage in the design, manufacture, or marketing of any products similar to those produced or offered by Blount, Inc. as an individual or as a partner or joint venturer, or as an employee, agent, or salesman for any person, or as an officer, director, shareholder of a corporation for a period of five years after the date of termination of your employment. In the event of a breach of the provisions of this paragraph, Blount, Inc. shall be entitled to an injunction restraining you from such actions. Nothing shall be construed as prohibiting Blount, Inc. from pursuing remedies for such breach or threatened breach, including the recovery of damages from you. This covenant shall be construed as an Agreement independent of any other provision in this Agreement; and the existence of any claim or cause of action of you against Blount, Inc., whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by Blount, Inc. of this covenant. With respect to this paragraph, we will prepare a formal noncompete agreement for your signature at a later date.
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    13.   During and after the term of this Agreement, you shall not, without the prior written consent of the President of Blount, Inc., disclose to any person, corporation, firm, partnership, or other entity any confidential or proprietary information of Blount, Inc., including, without limitation, customer information, trade secrets, discoveries, ideas, methods, market research, or other information relating to the business of Blount, Inc. You further agree that, should you reveal such information to any such person or entity without the express written consent of the President of Blount, Inc., Blount, Inc.'s remedy will not provide sufficient and complete redress, and Blount, Inc. shall, in addition to any other available remedies, be entitled to petition a court of competent jurisdiction to permanently enjoin you from such acts.

Don, we believe that you and your family will find Owatonna and Blount to be a very fine environment in which to live and work. We all look forward to your coming on both a personal and professional basis. This letter outlines our offer which we believe is an outstanding compensation package. If you agree with the package as outlined above, please sign one of the copies and return to me. This offer is valid until the earlier of your signature and return or December 17, 1993.

Sincerely,

/s/ John M. Panettiere



Mr. Donald B. Zorn
11205 Eastwood Drive
Hagerstown, Maryland  21740

cc:  Joe McInnes


Date:  December 11, 1993           Accepted:  /s/ Donald B. Zorn
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